

December 11, 2013

<u>Via E-mail</u>
Fernando Koatz
Chief Financial Officer and Secretary
Ournett Holdings, Inc.
500 Fifth Avenue, Suite 1420
New York, NY 10110

> **Re: Ournett Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-192415**

Dear Mr. Koatz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please prominently disclose your shell company status throughout the prospectus, including on the prospectus cover page and in the prospectus summary and plan of distribution. Also revise your disclosure throughout your prospectus, including your risk factors, to highlight the illiquidity of your stock due to your shell company status, particularly the resale limitations of Rule 144(i).

2.   We note your cautionary language on the prospectus cover page and repeated elsewhere warning investors that if you "only raise a minimum amount under this offering" you will utilize the proceeds but the company may fail. It is unclear whether you believe the company may succeed if your raise more than nominal proceeds ($1,500-$7,500) but less than $30,000. Clarify throughout whether you believe that the company will succeed if you raise less than $30,000. We note your statement in MD&A that if you raise the full

$30,000 in this offering you believe you will be able to continue operations until September 2014, but if you raise less you may have to curtail operations.

Prospectus Summary, page 1

3.   Disclose why the company is becoming a reporting company at this time.

4.   Disclose whether the company, the officers and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Risk Factors, page 4

5.   We note conflicting statements here and on page 28 regarding your decision to either opt out or use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise to clarify your position. Further, please note that if you elect to opt out of the extended transition period, include a statement that the election is irrevocable.

Plan of Distribution; Terms of the Offering, page 13

The Offering, page 13

6.   We note that all monies from rejected subscriptions will be returned "immediately." Please revise to provide a more definite timeframe (e.g., number of business days).

Our Advantage, page 15

7.   Please explain in greater detail how you intend to offer bloggers that generate revenue and smaller online affiliates the ability to earn shares. Please explain how you will structure these share reward offering programs to be consistent with the federal securities laws relating to offers of securities.

Intellectual Property, page 17

8.   We note disclosure on page 8 and here regarding your plans to protect your intellectual property. Please revise to clearly state the status of your current proprietary rights. For example, disclose whether you have taken steps to register or have been granted trademark or service mark protection.

Management's Discussion and Analysis of Plan of Operation, page 19

9.   We note the series of promissory notes between the company and a stockholder that have
        been the company's primary source of capital. Disclose the identity of the stockholder
        and the total amount of cash loaned to the company to date.

Description of Securities, page 29

10.   We note you currently have 39,146,500 shares of common stock outstanding. Please
        advise or revise your statement that assuming the sale of all 1.2 million shares in the
        offering, present stockholders will own approximately 80% of your outstanding shares.
        Your calculation does not appear correct.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the federal
     securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                     Sincerely,

                                     /s/ Larry Spirgel

                                     Larry Spirgel
                                     Assistant Director

cc: <u>Via E-mail</u>
        Stephen M. Fleming
        Fleming PLLC